SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
              ----------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $.001 per share
              ----------------------------------------------------

                         (Title of Class of Securities)


                                   855 156 105
              ----------------------------------------------------
                                 (CUSIP Number)

                              Stephen Sternbach
                       c/o Star Multi Care Services, Inc.
                            99 Railroad Station Plaza
                              Hicksville, NY 11801
                                 (516) 423-6688
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 January 3, 1997
               ---------------------------------------------------
             (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]




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CUSIP No. 855 156 105



Response to Question   1:                 Stephen Sternbach
                                          ###-##-####
Response to Question   2:                 N/A
Response to Question   3:                 SEC USE ONLY
Response to Question   4:                 PF
Response to Question   5:                 N/A
Response to Question   6:                 United States
Response to Question   7:                 119,606
Response to Question   8:                 1,025,836
Response to Question   9:                 1,145,442
Response to Question   10:                0
Response to Question   11:                1,145,442
Response to Question   12:                N/A
Response to Question   13:                28.2%
Response to Question   14:                IN



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CUSIP No. 855 156 105

                                  INTRODUCTION

           Except as to Items 4, 5, 6 and 7 no changes have occurred in the answer to any of the Items of this Schedule 13D from the information last reported by Mr. Sternbach in his report dated July 25, 1996 (the "Original Filing"). Except as otherwise noted, all terms defined in the Original Filing have the same meaning in this filing. The Company declared a 5% stock dividend which was distributed on November 4, 1996 to shareholders of record as of October 11, 1996. All references to the number of shares of Star common stock have been adjusted to reflect the aforementioned dividend. In addition, all references to the percent of class of the Company's stock owned by Mr. Sternbach reflect the effect of the issuance of the additional shares in connection with the Company's merger with AMSERV HEALTHCARE INC. in August 1996.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is amended to include the following:

           At the Special Meeting of Shareholders of the Company, held on August 23, 1996, the shares that were the subject of the Voting Agreement, referenced in the Original Filing were voted in favor of the merger with Amserv, and the voting Agreement and the Proxy granted in accordance therewith terminated.

        On January 3, 1997, the Company, EFCC Acquisition Corp., a New York corporation and a wholly-owned subsidiary of the Company ("Merger Sub") and Extended Family Care Corporation, a New York corporation ("EFCC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that upon the terms and conditions set forth therein, EFCC will be merged (the "Merger") with and into Merger Sub and the separate existence of EFCC will cease and Merger Sub as the Surviving Corporation will continue to exist. The Merger Agreement provides that, if the All Cash Option (defined below) is exercised, Merger Sub will be merged with and into EFCC. In the event of the exercise of the All Cash Option, all references below to the Surviving Corporation shall be to EFCC. At the effective time of the Merger (the "Effective Time"), the separate existence of EFCC (or in the event of the exercise of the All Cash Option, Merger Sub) will cease and Merger Sub (or in the event of the exercise of the All Cash Option, EFCC) will succeed, without other transfer, to all the rights and property, and be subject to all the debts and liabilities of EFCC (or in the event of the exercise of the All Cash Option, Merger Sub).

           At the Effective Time, each share of EFCC Common Stock which is issued and outstanding immediately prior to the Effective Time, except those held by shareholders of EFCC who validly and properly demand and perfect dissenters' rights under the New York Business Corporation Law (the "BCL"), will be converted into the right to receive the following consideration (the "Merger Consideration"): (x) the Cash Consideration (defined below), without interest; and (y) the number (the "Conversion Number") of duly authorized, validly issued, fully paid and non-assessable shares of common stock $.001 par value, of the Company (the "Company Common Stock"), as computed below. Solely at the Company's option, in lieu of the consideration described in clauses (x) and (y) of the immediately preceding sentence, the "Merger Consideration" will be an amount in cash equal to (A) $7,250,000 divided by (B) the EFCC Share Number (defined below) (the "All Cash Option").


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CUSIP No. 855 156 105


           "Cash Consideration" means the amount equal to: (a) $2,400,000 divided by (b) the EFCC Share Number. "EFCC Share Number" means the number of shares of EFCC Common Stock issued and outstanding immediately prior to the Effective Time increased by that number of additional shares of EFCC Common Stock that would have to be issued and outstanding immediately prior to the Effective Time assuming that no shareholders of TPC Home Care Services, Inc. ("TPC"), an 83% owned subsidiary of EFCC, validly and properly demand and perfect, pursuant to the BCL, dissenters' rights in the proposed merger of TPC with and into the EFCC, which EFCC Share Number shall not be less then 37,600,000. "Conversion Number" means the amount equal to: (a) such number of shares of Company Common Stock (the "Company Share Number") as has an aggregate market price, calculated in accordance with the terms of the Merger Agreement, equal to $4,850,000; divided by (b) the EFCC Share Number.

           If  the  Merger  is  completed  as  planned,   the   Certificate   of
Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub as in effect on January 3, 1997 shall be the Bylaws of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of such Certificate of Incorporation of the Surviving Corporation will be amended to read in full as follows: "The name of this corporation is Extended Family Care Corporation". The persons who are directors of Merger Sub immediately prior to the Effective Time will, after the Effective Time, serve as the directors of the Surviving Corporation, until their successors have been duly elected and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The persons who are officers of Merger Sub immediately prior to the Effective Time shall, after the Effective Time, serve as the officers of the Surviving
Corporation at the pleasure of the Board of Directors of the Surviving Corporation.

           Because approval of EFCC's and the Company's respective shareholders is required in order to consummate the Merger, EFCC and the Company will each submit the Merger to their respective shareholders for approval. If consummated, the Merger will result in the Company beneficially owning all of the outstanding shares of EFCC Common Stock.

        Concurrently with and in order to induce EFCC to enter into the Merger Agreement, Mr. Sternbach entered into an irrevocable proxy pursuant to which he agreed to vote the shares beneficially owned by him (1,025,836 shares, which includes 863,262 shares owned by Mr. Sternbach and 162,574 shares which may be issued, if at all, to Mr. Sternbach upon his exercise of immediately exercisable options) in favor of the Merger at the next meeting of the Company's shareholders. Other than as described above, Mr. Sternbach has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Section 4 of Schedule 13D (although subject to the provisions of the Merger Agreement, Mr. Sternbach reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITY OF THE ISSUER.

           Item 5 is amended in its entirety to read as follows:

           (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Stephen Sternbach as of January 13, 1997:


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CUSIP No. 855 156 105


                          Number of                            Percent
Name                      Shares(1)                          of Class(2)
----                      ---------                          -----------

Stephen Sternbach        1,145,442(3)                           28.2%



--------------------

(1) Except as otherwise disclosed herein, Mr. Sternbach has sole voting and dispositive power with respect to the shares owned by him.

(2) Percent of Class assumes the issuance of the Common Stock upon the exercise of options (to the extent exercisable on or within 60 days after January 13, 1997) deemed beneficially owned by Stephen Sternbach but by no other person or entity.

(3) Includes 119,606 shares of Common Stock owned by the Stephen Sternbach Family Trust; Mr. Sternbach disclaims beneficial ownership with respect to these shares. Also includes 162,574 shares of Common Stock which Mr. Sternbach has a currently exercisable option to purchase pursuant to the Company's 1992 Stock Option Plan.

                     (c)       See Item 4.

                     (d)       Not applicable.

                     (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

           Item 6 is amended in its entirety to read as follows:

           Except as set forth in Item 4 of this Schedule 13D, as amended, to the best knowledge of Mr. Sternbach, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Company.



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CUSIP No. 855 156 105

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 is amended in its entirety to read as follows::

    Exhibit No.                     Description Of Exhibit
    -----------                     ----------------------

        1. Agreement and Plan of Merger among Star Multi Care Services, Inc., a New York corporation, EFCC Acquisition Corp. a New York corporation and a wholly-owned subsidiary of Star and Extended Family Care Corporation, a New York corporation, dated as of January 3, 1997.

        2. Irrevocable Proxy, granted by Stephen Sternbach to the Board of Directors of Extended Family Care Corporation. (Included as
                Exhibit I to the  Merger  Agreement  filed as  Exhibit 1 to this
                Schedule 13D.)




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CUSIP No. 855 156 105

                                   SIGNATURES

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:       January 16, 1997


                                              /s/ Stephen Sternbach
                                              ---------------------------
                                              Stephen Sternbach